UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

Under the Securities Exchange Act of 1934
(Amendment No.   )*

Pro-Dex, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

74265M106

(CUSIP Number)

February 16, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☑	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74265M106	13G	Page 2 of 5 Pages

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Ronald G. Coss

2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
(b) ☑

3	SEC Use Only

4	Citizenship or Place of Organization U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole Voting Power 1,676,879 shares

	6	shared Voting Power 0

	7	Sole Dispositive Power 1,676,879 shares

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,676,879 shares

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11	Percent of Class Represented by Amount in Row (9) 18.3%

12	Type of Reporting Person (See Instructions) IN

CUSIP No. 74265M106	13G	Page 3 of 5 Pages

Item 1.	(a)	Name of Issuer: The name of the issuer is Pro-Dex, Inc. (the “Company”).

	(b)	Address of Issuer’s Principal Executive Offices: The principal executive offices of the Company are located at 151 E. Columbine Avenue, Santa Ana, CA 92707.

Item 2.	(a)	Name of Person Filing: The name of the filing person is Ronald G. Coss.

	(b)	Address of Principal Business Office or, if none, Residence: The business address for Mr. Coss is 3 Overlook Drive, Newport Coast, CA 92657.

	(c)	Citizenship: Mr. Coss is a citizen of the United States of America.

	(d)	Title of Class of Securities: Common Stock

	(e)	CUSIP Number: 74265M106

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable (this Schedule is being filed pursuant to Rule 13d-1(d))

Item 4.	Ownership.

	(a)	Amount beneficially owned: 1,676,879 shares*

* The indicated shares include an aggregate of 100,000 shares of common stock of the Company issuable upon the exercise of certain stock warrants that were issued to Mr. Coss in connection with his past service as an officer and director of the Company. Mr. Coss no longer serves as either an officer or a director of the Company.

	(b)	Percent of class: 18.3%

	(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 1,676,879 shares

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 1,676,879 shares

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

CUSIP No. 74265M106	13G	Page 4 of 5 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

Not Applicable

CUSIP No. 74265M106	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2005

/s/ RONALD G. COSS

Ronald G. Coss